SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Chris Sidwell
c/o Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1           NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
         N/A

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)       / /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		7,203 shares of Common Stock and
3,363,934 shares of Class B Common Stock
BENEFICIALLY
	8	SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		7,203 shares of Common Stock and
3,363,934 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
276,072 shares of Class B Common Stock

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       99,615 shares of Common Stock and 3,640,006 shares of Class B Common Stock

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4% of shares of Common Stock (assuming conversion of the Class B) and 43.2% shares of  Class B Common Stock

14           TYPE OF REPORTING PERSON
       IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1           NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
       N/A

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                   / /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
       United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		57,004* shares of Common Stock and
1,581,378 shares of Class B Common Stock
BENEFICIALLY
	8	SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
876,072 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		57,004 shares of Common Stock and
1,581,378 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
876,072 shares of Class B Common Stock

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       149,416 shares of Common Stock and 2,457,450 shares of Class B Common Stock

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.9% of shares of Common Stock (assuming conversion of the Class B) and 29.2% shares of Class B Common Stock

14           TYPE OF REPORTING PERSON
       IN

* Includes vested options for 49,615 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1
NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family  members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
       N/A

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)          / /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
       United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		1,683,789 shares of Class B Common Stock

BENEFICIALLY
	8	SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
876,072 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		1,683,789 shares of Class B Common Stock

PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
876,072 shares of Class B Common Stock

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       92,412 shares of Common Stock and 2,559,861 shares of Class B Common Stock

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.0% of shares of Common Stock (assuming conversion of the Class B) and 30.4% shares of Class B Common Stock

14           TYPE OF REPORTING PERSON
       IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On November 7, 2012, D. Mell Meredith Frazier received an award of 1,548 shares of restricted Common Stock and an award of 8,100 stock options (exercise price of $32.32 per share) from Meredith Corporation (the "Company") pursuant to the Company's 2004 Stock Incentive Plan.

On December 11, 2012, Katherine C. Meredith transferred a total of 118,560 shares of Class B Common Stock of the Company to new trusts for the benefit of various family members and ceased to have voting or dispositive power with respect to those shares.

On December 11, 2012, D. Mell Meredith Frazier became investment adviser of trusts holding 47,424 shares of Class B Common Stock of the Company.  As investment adviser, Ms. Frazier has sole voting and dispositive power with respect to such shares.

On December 11, 2012, Edwin T. Meredith, IV  became investment adviser of trusts holding 71,136 shares of Class B Common Stock of the Company.  As investment adviser, Mr. Meredith has sole voting and dispositve power with respect to such shares.

Item 5.	Interest in Securities of the Issuer.

(a)   Katherine C. Meredith:  99,615 shares of Common Stock (8.4%* of Common Stock outstanding) 3,640,006 shares of Class B Common Stock (43.2% of Class B Common Stock outstanding)

D. Mell Meredith Frazier:  149,416 shares of Common Stock (5.9%* of Common Stock outstanding) 2,457,450 shares of Class B Common Stock (29.2% of Class B Common Stock outstanding)

Edwin T. Meredith, IV:  92,412 shares of Common Stock (6.0%* of Common Stock outstanding) 2,559,861 shares of Class B Common Stock (30.4% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock.  The Class B Common Stock is convertible, share for share, into Common Stock.

(b)           See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother and Katherine C. Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)           No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d)           None

(e)           Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013

/s/ Katherine C. Meredith
Katherine C. Meredith

/s/ D. M.M. Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV